SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) Click to Meet(R) Wins IT USERS Magazine 2006 dated January 3, 2007.

     2. Press release re RADVISION(R) Launches Version 5.1 of the SCOPIA(TM) Conferencing Platform dated January 10, 2007.

     3.   Press  release  re   RADVISION(R)   Selected  VC  Insight's   "Unified
          Communications Company of the Year 2006" dated January 16, 2007.

     4.   Press release re  RADVISION(R)  Announces  General  Availability  of a
          Unified  Communications   Solution  for  Integration  with  IBM  Lotus
          Sametime dated January 22, 2007.

     5. Press release re RADVISION(R) Launches IMS-Ready Version 2.0 of the SCOPIA(TM) Interactive Video Platform dated January 29, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) Click to Meet(R) Wins IT USERS Magazine 2006

Wednesday January 3, 7:00 am ET

Click to Meet Chosen for its Leading-Edge Innovation

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that IT/USERS magazine, one of Latin America's leading specialized media publications has selected RADVISION's Click To Meet as a recipient of the 2006 Top IT Awards. Click to Meet was noted for its leading-edge innovation in the Latin American rich media infrastructure market.

"The companies selected to receive IT/USERS Products of the Year Award for 2006 have been instrumental in the explosive growth of VoIP and the larger IP telephony industry this year. We are proud to reward their hard work and innovation," said Jose Zegarra, General Manager and Editor-in-Chief of IT/USERS magazine. IT/USERS editors selected products which demonstrate the vision, leadership and attention to detail that set them apart form the rest, and contribute to the significant growth in the VoIP market in Latin America.

RADVISION's Click to Meet is a highly scalable unified collaboration platform for conducting online team meetings, training, and one-to-one sessions, and is as easy to use as a standard Web browser. Click to Meet enables enterprises to bring multimedia conferencing and multi-device functionality to their work environment, with multiparty voice and video conferencing and data collaborations throughout the enterprise. Click to Meet works seamlessly with popular enterprise productivity environments, and is available for both Microsoft Office and IBM Lotus Sametime 7.5.

"We are proud that Click to Meet has been named Product of the Year by such a prestigious publication," said James Bell, Managing Director for the CALA Region at RADVISION. "This award recognizes RADVISION's role as the premier multiparty desktop conferencing provider for workflow and enterprise collaboration environments. We are witnessing more and more desktop deployments of rich media over IP in this dynamic market, with Click to Meet opening many new opportunities throughout the entire region."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging IMS next-generation networks. For more information about RADVISION, visit www.radvision.com.

About IT/USERS(R) Magazine

IT/USERS Magazine is a publication that specializes in emerging trends in the fields of technology and telecommunications, and is a leader in the Peruvian market since 1998. Since 2002, its founder and current general manager, Mr. Jose Zegarra Malatesta institutionalized the "IT/USERS(R) Awards" through a user satisfaction survey method, performance evaluations and tests of the presented and displayed products. In the competition, two types of awards are granted. The"TOP IT" award is obtained by scoring the highest accumulated points attributed by the users. The Editor's Choice Award is granted by the directors and prestigious invited press jointly with the founder, Jose Zegarra Malatesta.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:

RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) Launches Version 5.1 of the SCOPIA(TM) Conferencing Platform

Wednesday January 10, 7:00 am ET

SCOPIA v.5.1 Introduces Flat Capacity PLUS(TM), Ensuring Conferencing Users More Port Capacity at a Lower Cost per Port and the Latest Version of High Definition Support

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (NASDAQ: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today unveiled version 5.1 of its SCOPIA platform which increases port capacity by 50 to 100 percent over the previous version and provides the latest support for high definition (HD) video and audio conferencing.

With this release, RADVISION is introducing Flat Capacity PLUS(TM), a new feature that ensures users receive maximum value for their investment. RADVISION previously announced the SCOPIA platform with Flat Capacity support allowing users consistent port capacity independent of video quality or network speeds used. With Flat Capacity PLUS(TM), users now gain unmatched flexibility to utilize capacity when using different levels of video and audio network speeds. If all the available bandwidth is not fully utilized, the number of available ports increases providing a reduced cost per port. This new feature adds powerful flexibility, and makes RADVISION's SCOPIA platform an even more cost-effective choice.

Also with this release RADVISION is making available the latest version of HD support, providing customers with the best video and audio quality available today without capacity loss and which is expected to be fully compatible with all major HD endpoint manufacturers.

"The release of SCOPIA v.5.1 reflects our continued commitment to offering the industry's most powerful, robust platforms for unified communications," said Yoav Nativ, Product Marketing Manager, RADVISION. "Our development of Flat Capacity PLUS and high definition support are a direct response to the market's needs. These unique features address specific optimization issues inherent in the diverse nature of videoconferencing, where not all sessions are the same. With Flat Capacity PLUS, users can leverage all the power of the MCU according to the right-sized configuration and capacity. With this release, we have strengthened our position as the premier provider of multiparty conferencing infrastructure for workflow and collaboration environments."

"RADVISION's commitment when launching the SCOPIA platform last year was to provide the most powerful, flexible and affordable platform in the market and continually improve it based on our customers needs," said Bob Romano, RADVISION Vice President, Enterprise Marketing. "This release of SCOPIA continues to deliver on that commitment. Flat Capacity PLUS provides users added value by making available more ports if all calls aren't utilizing high bandwidth. In addition, SCOPIA's support of HD allows customers to have multipoint videoconferences on the latest generation of high definition video conferencing devices. Users can now choose a single platform that will support high bandwidth HD calls, normal bandwidth standard definition calls as well as receive extra capacity for calls at lower bandwidth. That's flexibility,"

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION:
Tsipi Kagan,
Chief Financial Officer
+1 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) Selected VC Insight's "Unified Communications
Company of the Year 2006"

Tuesday January 16, 9:00 am ET

"RADVISION's Infrastructure Products, Management Tools and Applications Offer All the Components an Enterprise Needs to Deploy Converged Unified Communications across All Platforms, Devices and Networks"

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that leading UK industry analyst VC Insight has named RADVISION the "Unified Communications Company of the Year 2006."

According to VC Insight, "The release of the SCOPIA(TM) v.5 family of infrastructure products in 2006 enhanced RADVISION's capability to provide unified visual communications in the world of H.323, SIP and 3G mobile markets. The larger capacity of the MCUs enabled high definition videoconferencing as well as SD videoconferencing, converged video telephony services, and scalable desktop-based visual communications ... anywhere, at any time, and over any network. The SCOPIA v.5 platform, the iVIEW(TM) Suite network management family and the Click to Meet(R) Desktop Conferencing suite are perfectly integrated and easy to manage and install. RADVISION also demonstrated a strong capability to manage innovation and produce industry-leading technology across a very broad range of technologies."

RADVISION was also recognized for its powerful platforms and solutions for the mobile arena, such as the SCOPIA 3G Video gateway and Interactive Video Platform.

VC Insight noted that other video conferencing vendors appreciate the innovative excellence of the RADVISION SCOPIA(TM) v.5 platform. AETHRA chose the SCOPIA v.5 platform for its Unified Communications offering in May; LifeSize and RADVISION announced a collaboration effort to strengthen interoperability between their respective product lines in August; and Sony channels resell the SCOPIA v.5 platform; and growth has been recorded with RADVISION's sales through Cisco, its largest channel partner.

Richard Line, Editor of VC Insight, commented: "Unified Communications has become viable and attractive as organizations and enterprises adopt IP (Internet Protocol) as the way to communicate and collaborate. A comprehensive and easy-to-install solution is required. With extensive, in-depth experience, RADVISION provides just that."

"RADVISION's strategy is to provide the market with the most complete unified communications infrastructure solutions possible and allow enterprises to connect any device on any network," said Bob Romano, VP Enterprise Marketing for RADVISION. "We are pleased to be recognized for our successes by VC Insight as the Unified Communications Company of the Year."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About Videoconferencing Insight Newsletter

Videoconferencing Insight is a well established newsletter for the user of video and unified conferencing systems which has reported on the industry from a user perspective since May 1996. To increase access to the Newsletter, Videoconferencing Insight became a webzine in August 2002. It is published on Wednesday of each week at www.vcinsight.com. It is accessible free of charge thanks to generous support from sponsoring companies including: Aethra, RADVISION, Sony, and TANDBERG.

In addition to the user application case studies, interviews and industry news published weekly, the web site contains a reference data bank of 400 user applications in 25 user vertical categories such as manufacturing industry, financial services, hospitals, telemedicine and education. Potential users of videoconferencing are invited to examine these case studies in order better understand the benefits of using videoconferencing for themselves.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Contact:
RADVISION:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Releas                                                   Source: RADVISION

RADVISION(R) Announces General Availability of a Unified Communications Solution for Integration with IBM Lotus Sametime

Monday January 22, 9:00 am ET

Click to Meet(R) for IBM Lotus Sametime to be Demonstrated at
IBM Lotusphere 2007

ORLANDO, Fla. & FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (NASDAQ: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the availability of its Click to Meet unified communications solution for IBM Lotus Sametime.

RADVISION's Click to Meet brings advanced conferencing capability to IBM's next generation unified communications platform enhancing Lotus Sametime's instant messaging and conferencing capabilities. Click to Meet enables users to create and initiate multiparty audio and video conferences directly from within Lotus Sametime. By adding RADVISION's unique multi-window video and audio plug-in to Lotus Sametime, users can now escalate Lotus Sametime instant messaging chat sessions into full multiparty audio and video sessions and extend those conferences to other devices such as standards-based video conferencing systems, 3G videophones or virtually any telephone available today.

RADVISION will be demonstrating Click to Meet for IBM Lotus Sametime at the Lotusphere 2007 Product Showcase in Orlando - booth 718, opening today. This unique solution from RADVISION was also chosen as a finalist for the Best IBM Lotus Sametime Collaboration Extension in the 13th annual IBM Lotus Awards, recognizing exceptional IBM PartnerWorld members that specialize in Lotus software solutions and excel in providing quality products, innovative solutions and superior services to customers.

"The business value of our extensions to Lotus Sametime announced today is represented in Click to Meet being selected as a finalist for the Best IBM Lotus Sametime Collaboration Extension," said Bob Romano, RADVISION Vice President Enterprise Marketing. "Now anyone using a personal computer, telephone, mobile device, or video conferencing system can participate in a Lotus Sametime multiparty voice or video call."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

IBM, Lotus, and Sametime are trademarks of International Business Machines Corporation in the United States, other countries or both. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION(R) Launches IMS-Ready Version 2.0 of the SCOPIA(TM) Interactive Video Platform

Monday January 29, 7:00 am ET

New Carrier Grade Features and IMS-Ready Mobile Infrastructure Power Multiple Service Development and Roll Out on a Single Platform

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the release of Version 2.0 of the market-proven SCOPIA Interactive Video Platform.

The Interactive Video Platform enables development and deployment of compelling interactive and enhanced video services -- leveraging a one-time infrastructure investment to deliver carrier-class, interoperable solutions that enhance the user experience. The core platform's flexible API facilitates multiple-service deployment in UMTS, CDMA EV-DO, Cable and other IP networks, allowing operators and service providers to increase chargeable bandwidth to maximize ARPU, reduce churn and strengthen subscriber loyalty.

The SCOPIA Interactive Video Platform is used to develop and roll out value added interactive video services, such as Mobile Video Conferencing, Video Portals, Video Ringback Clips(TM), Video Communities and Chat, remote surveillance, video dating, live video blogs, and more. Several ready-to-deploy applications are available with the SCOPIA Interactive Platform, allowing the Operator and Service Provider to immediately bring services to their subscribers no matter what bearer.

"The release of the IMS-ready SCOPIA Interactive Video Platform 2.0 reflects our steadfast commitment to driving increased 3G network usage and delivering a converged offering today," said Alon Barnea, General Manager of the RADVISION Mobility & Service Provider Business Unit. "We are continuing to deliver on the promise of leveraging today's mobile lifestyles; enabling carriers to offer a variety of applications to their customers no matter where they are - at home, at work or on the move. With the SCOPIA Interactive Video Platform, mobile operators, service providers and application service providers build on the visual nature of communications, allowing people to visually interact in real-time and fully and share their experiences while on the go."

With this release, RADVISION further enhances its market-proven Interactive Video Platform to deliver carrier-class features and robust performance. The SCOPIA Interactive Video Platform offers a rich feature set, including advanced video processing, LINUX-based network management, advanced media and VCR controls, a recording API, and an enhanced, IMS-ready SIP interface.

Availability

Version 2.0 of the SCOPIA Interactive Video Platform is available immediately worldwide.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  January 31, 2007